Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 28 June 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.00.

A total of 8,681,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,630,460 of its own shares.

Orkla ASA
Oslo, 28 June 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations
Tel.: +47 2254 4455

Notice to Orkla's Web-site, Stock Exchange and Hugin

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Release of second quarter results 2007 on 9 Aug

Orkla will report second quarter results on Thursday 9 August 2007 at 7.00 a.m.

A presentation of the second quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneous translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through e-mail.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA,
Oslo, 28 June 2007

Contacts Investor Relations:
Rune Helland, Tel: +47 22 54 44 11
Siv M. Skorpen Brekke, Tel: +47 22 54 44 55